Exhibit 99.(n)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 28, 2026, with respect to the financial statements and financial highlights of The Private Shares Fund for the year ended December 31, 2025, which is incorporated by reference in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Financial Highlights,” and “Independent Registered Public Accounting Firm and Legal Counsel.”

/s/ GRANT THORNTON LLP

Chicago, Illinois

April 28, 2026